UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             DIGITAL RECORDERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    253869101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  253869101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          305,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     305,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      305,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 2.71%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No.  253869101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          305,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     305,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      305,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 2.71%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No.  253869101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          305,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     305,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      305,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 2.71%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No.  253869101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          305,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     305,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      305,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 2.71%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No.  253869101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          305,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     305,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      305,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 2.71%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No.  253869101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          305,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     305,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      305,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 2.71%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No.  253869101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          305,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     305,000*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      305,000*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 2.71%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

Item 1(a).  Name Of Issuer:  Digital Recorders, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5949 Sherry Lane, Suite 1050
            Dallas, Texas 75225

Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This Schedule 13G is also filed on behalf of Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp, a Delaware corporation, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd., Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Information related to each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock, par value $0.10 per share

Item 2(e).  CUSIP No.:   253869101


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                       305,000*

         (b) Percent of Class:                                  2.71%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0

             (ii) shared power to vote or to direct the vote            305,000*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0

             (iv) shared power to dispose or to direct the
                  disposition of                                        305,000*


-------------------
*Based on  11,178,599  shares of common stock,  par value  $0.10 per share  (the
"Shares") of Digital Recorders, Inc., a North Carolina corporation (the "Company") outstanding as of October 31, 2007, as represented by the Company's

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II", and together with the Fund and Valens U.S., the "Investors") held (i) a warrant (the "August Warrant") to acquire 80,000 Shares, at an exercise price of $2.00 per Share, subject to certain adjustments and (ii) 225,000 Shares. The August Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The Issuance Limitation under the August Warrant may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Valens US and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------------------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              /s/ Eugene Grin
                                              ----------------------------------
                                                  Eugene Grin
                                                  Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 253869101

                                   APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name: Valens Offshore SPV II, Corp., a Delaware corporation

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware

E. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States


F. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
                           Principal of Valens Capital Management, LLC

   Citizenship:            Israel

CUSIP No. 253869101


Each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G (as amended) to which this Appendix A is attached is filed on behalf of each of them, respectively.


                                          Laurus Capital Management, LLC


                                          /s/ Eugene Grin
                                          --------------------------------------
                                              Eugene Grin
                                              Principal
                                              February 14, 2008


                                          Valens U.S. SPV I, LLC

                                          Valens Offshore SPV II, Corp.

                                          By:  Valens Capital Management, LLC
                                          individually and as investment manager

                                          /s/ David Grin
                                          --------------------------------------
                                              David Grin
                                              Principal
                                              February 14, 2008



                                          /s/ David Grin
                                          --------------------------------------
                                              David Grin
                                              February 14, 2008


                                          /s/ Eugene Grin
                                          --------------------------------------
                                              Eugene Grin
                                              February 14, 2008